SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a or 15d - 16 of

the Securities Exchange Act of 1934

Press Release issued on May 29, 2003

EuroTel Bratislava, a.s.

(Exact name of co-registrant and parent guarantor as specified in its Articles of Association)

Vajnorska 100/A

831 03 Bratislava

Slovak Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

PRESS RELEASE

MOODY’S UPGRADES THE RATINGS OF EUROTEL

BRATISLAVA a.s. FROM B1 TO Ba2; OUTLOOK STABLE

Bratislava, Slovakia, May 29, 2003—EuroTel Bratislava a.s. (“EuroTel” or “the Company”), a leading telecommunications company in the Slovak Republic, announced today that on May 28, 2003, Moody’s upgraded the ratings on EuroTel from B1 to Ba2. Ratings affected by the upgrade are as follows:

•	Senior implied rating to Ba2 from B1
•	Unsecured issuer rating (Slovak Wireless Finance Company B.V.) to Ba2 from B1
•	€175.0 million (reduced to €160mm) 11.25% senior notes due 2007 to Ba2 from B1

The outlook for all ratings is stable. Moody’s report is set forth below:

The ratings upgrade reflects the substantial financial and operational progress which the Company has demonstrated since Moody’s last rating action in April of 2001, positive developments with respect to the sovereign profile of the Slovak Republic (foreign currency rating currently at A3 — Ba1 at the time of Moody’s April 2001 upgrade), and Moody’s perception of a reduced risk of any new entrants entering the market over at least the intermediate term.

In particular, the ratings reflect the company’s strong revenue, EBITDA, and subscriber growth over the past two years. For the quarter ending March 31, 2003, the company reported revenue and EBITDA of Sk2,475 million [€60.4 million]* (2002: Sk2,088 million [€51 million]*) and Sk1,074 million [€26.2 million]* (2002: Sk592 million [€14.5 million]*), respectively. Gross debt/annualised EBITDA at the end of the period amounted to approximately 1.5x (2002: 2.7x) while subscribers at March 31, 2003 amounted to approximately 1.3 million (1.1 million at March 31, 2002).

The ratings continue to reflect strong competition from EuroTel’s only rival (Orange Slovensko a.s.) which has maintained a leading market share (c. 57% in March 2003) in the Slovak market, high on-going capital expenditure requirements (albeit, largely customer driven) which will likely constrain the company’s ability to generate sustained free-cash flow over the immediate term, and the on-going challenge to increase subscriber numbers, maintain ARPU, and contain churn in a competitive marketplace that has been characterised with slowing overall penetration rates. Moody’s notes that while revenues and EBITDA have increased substantially over the past two years, the company returned to a free cash flow negative position (before financing activities) in 2002 (positive in 2001) as a result of high CAPEX requirements and a final UMTS license payment instalment. While continued high capital investments (largely related to capacity increase and further geographic expansion) are likely to constrain the company’s ability to generate free cash flow in 2003, Moody’s expects that the company should be able to generate sustained free cash flow from 2004 onwards.

*	The conversions to € are not part of the original Moody’s report and were added solely for the convenience of the reader. They are based on an exchange rate of approximately Sk41 to €1.

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Moody’s believes that the Slovak cellular market continues to afford growth potential for EuroTel, albeit absolute subscriber growth rates are expected to remain relatively slow compared to historic figures (in-line with reduced market penetration growth). Incremental cellular penetration will continue to depend in part on the continued macroeconomic progress of the Slovak Republic. Moody’s notes that the country’s sovereign risk profile has significantly improved (foreign currency rating currently at A3 — Ba1 at the time of Moody’s April 2001 upgrade), largely as a result of the country’s expected entry into the E.U. in 2004.

EuroTel’s competitive environment remains favorable to continued development, as the current duopoly will likely extend well beyond 2003 given relatively high existing mobile penetration rates and resultant economic barriers to entry for any prospective new competitors. Moody’s believes that both competitors in the market will maintain rational pricing and subscriber acquisition programs (despite the increasingly challenging environment for subscriber acquisitions) in order to prevent significant margin erosion.

Headquartered in Bratislava, Slovakia, EuroTel is the second largest of the two domestic cellular operators. The company is also a leading provider of managed data network services offering data transmission and Internet services.

EuroTel (http://www.eurotel.sk) is a leading telecommunications company in the Slovak Republic, offering both mobile telecommunications services and managed data network services. As of March 31, 2003, 1,312,570 active customers were using the services provided by EuroTel. EuroTel’s GSM and NMT mobile networks cover approximately 97% of the Slovak Republic’s 5.4 million population. EuroTel is owned 51% by Slovak Telecom (http://www.telecom.sk), a subsidiary of Deutsche Telekom AG (Frankfurt, Amtlicher Handel: DTE / NYSE: DT; http://www.telekom.de), and 49% by Atlantic West B.V., a joint venture between subsidiaries of Verizon Communications (NYSE: VZ; http://www.verizon.com) and AT&T Wireless Services, Inc. (NYSE: AWE; http://www.attws.com).

For more information, please contact:

Ivan Bošňák Chief Financial Officer +421-2-4955-5114 bosnaki@eurotel.sk	Can Önen Investor Relations +1-212-983-1702 x212 investor_relations@eurotel.sk

This press release reflects information and opinions as released by Moody’s Investors Services. It contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes in the business environment in Slovakia, such as the devaluation of the Slovak Crown, inflation levels above those in the U.S. and economic downturns; the effect of changes in the regulatory environment in Slovakia; our ability to develop new technologies and recruit and retain qualified personnel; our ability to obtain the financing necessary to pursue business opportunities; and our ability to adapt to rapid technological changes and significant competition. Readers are cautioned not to place undue reliance on the aforementioned forward-looking statements, which speak only as of the date hereof and EuroTel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events

For the purposes of Regulation G, the information submitted to the SEC on this Form 6-K shall be deemed as issued by the Company contemporaneously outside and inside the United States and not specifically targeted at persons located in the United States.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EuroTel Bratislava, a.s.
Date: May 30, 2003

	By:	/S/ ROBERT CHVÁTAL

Robert Chvátal Chief Executive Officer

	By:	/S/ IVAN BOŠŇÁK

Ivan Bošňák Chief Financial Officer

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